                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 enherent Corp.
                             (f/k/a PRT Group Inc.)

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293313-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     ------------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,257,540**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.8%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 632,540 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,750,000 shares of Series A Senior Participating Redeemable Preferred Stock, par value $.001, each of which may be converted into one share of Common Stock, and (3) 1,875,000 warrants which may be exchanged for 1,875,000 shares of Common Stock.

-----------------------------                       ----------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers Insurance Group Holdings Inc.
                  (f/k/a Travelers Property Casualty Corp.)

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,257,540**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers Property Casualty Corp.
                  (f/k/a The Travelers Insurance Group Inc.)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

---------------------------                            -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,540**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

--------------------------                        ------------------------------
CUSIP No. 293313-10-2            SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,840**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,840**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,840**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and other subsidiaries of Citigroup Inc.

SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to a Schedule 13D filed on April 24, 2000 relates to the Common Stock, par value $0.001 per share, of enherent Corp., formerly known as PRT Group Inc. (the "Company"), a Delaware corporation. Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

    (a) This Schedule 13D is being filed by (i) The Travelers Indemnity Company, a Connecticut corporation ("Travelers Indemnity"), by virtue of its beneficial ownership of the Company's Common Stock (including securities that may be converted into or exchanged for Common Stock), (ii) Travelers Insurance Group Holdings Inc. (formerly known as Travelers Property Casualty Corp.), a Delaware corporation ("TIGHI"), by virtue of its ownership of all of the outstanding common stock of Travelers Indemnity, (iii) Travelers Property Casualty Corp. (formerly known as The Travelers Insurance Group Inc.), a Connecticut corporation ("TAP"), by virtue of its ownership of all of the outstanding common stock of TIGHI, (iv) PFS Services, Inc., a Georgia corporation ("PFS"), by virtue of its ownership of 77% of the outstanding equity of TAP, (v) Associated Madison Companies, Inc., a Delaware corporation ("Associated Madison"), by virtue of its ownership of all of the outstanding common stock of PFS, and (vi) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Associated Madison (collectively, the "Reporting Persons," and each a "Reporting Person").

            Attached as Schedule A is information concerning each executive officer and director of Travelers Indemnity and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

      (b) The address of the principal business and principal place of business of each of Travelers Indemnity, TIGHI and TAP is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of PFS is 3120 Breckinridge Boulevard, Duluth, Georgia 30199. The address and principal place of business of each of Associated Madison and Citigroup is 399 Park Avenue, New York, New York 10043.

      (c) Travelers Indemnity's principal business is property and casualty insurance. TIGHI and TAP are holding companies principally engaged, through their subsidiaries, in property and casualty insurance. PFS and Associated Madison are holding companies principally engaged, through their subsidiaries, in insurance and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

      (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Travelers Indemnity and TAP is a Connecticut corporation. PFS is a Georgia corporation. Each of TIGHI, Associated Madison and Citigroup is a Delaware corporation. Except as otherwise indicated on

Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As consideration for the transaction described below in Item 4. of this Schedule 13D, Travelers Indemnity sold, assigned, conveyed, transferred and delivered to the Company 1,000,000 shares of Common Stock, free and clear of any pledge, security interest, lien, charge, option, encumbrance or other restriction of any kind or nature whatsover.

ITEM 4.  PURPOSE OF TRANSACTION.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 25, 2002, Travelers Indemnity converted 1,000,000 shares of Series A Senior Participating Redeemable Preferred Stock, par value $.001 per share ("Series A Preferred"), into 1,000,000 shares of Common Stock. Pursuant to a Stock Purchase Agreement by and between the Company and Travelers Indemnity dated as of January 30, 2002 (the "Agreement"), (i) Travelers Indemnity agreed to sell, assign, convey, transfer and deliver to the Company 1,000,000 shares of Common Stock (the "Acquired Shares"), free and clear of any pledge, security interest, lien, charge, option, encumbrance or other restriction of any kind or nature whatsover, and (ii) the Company agreed to pay to Travelers Indemnity the aggregate cash consideration of $200,000. On February 8, 2002, Travelers Indemnity tendered the Acquired Shares to the Company and the Company paid $200,000 to Travelers Indemnity.

The transactions described above were entered into for investment purposes. The Reporting Persons intend to review their investments in the Company from time to time. Depending on such review, the Reporting Persons may consider various alternative courses of action. Periodically, each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise. Such action is conditioned on prevailing market forces, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentage calculations in Item 5 of this Schedule 13D are based upon (i) 17,502,188 shares of Common Stock outstanding as of March 22, 2002, as reported in the Company's Form 10-K and (ii) 4,625,000 shares of Common Stock issuable to Travelers Indemnity.

      (a) TRAVELERS INDEMNITY. As of April 30 , 2002, Travelers Indemnity beneficially owns 5,257,540 shares, or 23.8%, of Common Stock, as follows:
(i) Travelers Indemnity is the direct beneficial owner of 632,540 shares of Common Stock; (ii) Travelers Indemnity is the indirect beneficial owner of 2,750,000 shares of Common Stock through ownership of 2,750,000 shares of Series A Preferred, each of which may be converted into one share of Common Stock at any time; and (iii) Travelers Indemnity is the indirect beneficial owner of 1,875,000 shares of Common Stock through ownership of 1,875,000 warrants, each of which may be exchanged for one share of Common Stock at any time prior to April 15, 2005. Travelers Indemnity disclaims beneficial ownership of the 300 shares of Common Stock held by other subsidiaries of Citigroup.

            TIGHI, TAP, PFS AND ASSOCIATED MADISON. As of April 30, 2002, each of TIGHI, TAP, PFS and Associated Madison indirectly beneficially owns, exclusively through their holding company structures, 5,257,540 shares, or 23.8%, of Common Stock representing the Common Stock beneficially owned by Travelers Indemnity. Each of TIGHI, TAP, PFS and Associated Madison disclaims beneficial ownership of the 300 shares of Common Stock held by other subsidiaries of Citigroup.

            CITIGROUP. As of April 30, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 5,257,840 shares, or 23.8%, of Common Stock, representing (i) 5,257,540 shares beneficially owned by Travelers Indemnity and (ii) 300 shares beneficially owned by other subsidiaries of Citigroup.

      (b) Travelers Indemnity, TIGHI, TAP, PFS, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 5,257,540 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup may be deemed to share the voting and dispositive power of 300 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, PFS's 77% ownership interest in TAP, Associated Madison's 100% ownership interest in PFS and Citigroup's 100% ownership interest in Associated Madison.

      (c) To the best knowledge of the Reporting Persons, none of the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

      (d) No person, other than Travelers Indemnity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Travelers Indemnity.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Jack L. Rivkin, who serves on the Company's Board of Directors, is no longer an employee of a subsidiary of Citigroup.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or class, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION

1           Joint Filing Agreement among the Reporting Persons

2           Stock Purchase Agreement by and between enherent Corp. and The
Travelers Indemnity Company

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2002

THE TRAVELERS INDEMNITY COMPANY

By:    /s/ Paul Eddy
       -------------
Name: Paul Eddy
Title:  Assistant Secretary

Travelers Insurance Group Holdings Inc.

By:    /s/ Paul Eddy
       -------------
Name: Paul Eddy
Title:  Assistant Secretary

Travelers Property Casualty Corp.

By:    /s/ Paul Eddy
       -------------
Name: Paul Eddy
Title:  Assistant Secretary

PFS Services, Inc.

By:    /s/ Joseph B. Wollard
       ---------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

Associated Madison Companies, Inc.

By:    /s/ Joseph B. Wollard
       ---------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

Citigroup Inc.

By:    /s/ Joseph B. Wollard
       ---------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

                                   SCHEDULE A

THE TRAVELERS INDEMNITY COMPANY

Name                          Title
----                          -----
Jay S. Benet                  Director and Executive Officer
Charles J. Clarke             Director and Executive Officer
Douglas G. Elliott            Director and Executive Officer
Joseph P. Kiernan             Director and Executive Officer
Joseph P. Lacher, Jr.         Director and Executive Officer
Brian W. MacLean              Director and Executive Officer
James M. Michener             Director and Executive Officer
Peter N. Higgins              Executive Officer
Diana E. Beecher              Executive Officer
Susan Stonehill Claflin       Executive Officer
David A. Tyson                Executive Officer
F. Denney Voss                Executive Officer
W. Douglas Willett            Executive Officer

                                   SCHEDULE A

CITIGROUP INC.


Name                          Title
----                          -----
C. Michael Armstrong          Director
Alain J.P. Belda              Director (Brazil)
George David                  Director
Kenneth T. Derr               Director
John M. Deutch                Director
The Honorable
Gerald R. Ford                Honorary Director
Alfredo Harp Helu             Director (Mexico)
Roberto Hernandez Ramirez     Director (Mexico)
Ann Dibble Jordan             Director
Reuben Mark                   Director
Michael T. Masin              Director
Dudley C. Mecum               Director
Richard D. Parsons            Director
Andrall E. Pearson            Director
Robert E. Rubin               Director and Executive Officer
Franklin A. Thomas            Director
Sanford I. Weill              Director and Executive Officer
Arthur Zankel                 Director
Winfried F.W. Bischoff        Executive Officer (United Kingdom and Germany)
Michael A. Carpenter          Executive Officer
Thomas Wade Jones             Executive Officer
Deryck C. Maughan             Executive Officer (United Kingdom)
Victor J. Menezes             Executive Officer
Charles O. Prince, III        Executive Officer
William R. Rhodes             Executive Officer
Todd S. Thomson               Executive Officer
Robert B. Willumstad          Executive Officer

                                  EXHIBIT LIST

Exhibit     Description
-------     -----------
1           Joint Filing Agreement among the Reporting Persons

2           Stock Purchase Agreement by and between enherent Corp. and The
            Travelers Indemnity Company